VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Attn:	Mr. Dave Edgar
Ms. Kathleen Collins
Mr. Jeff Kauten
Mr. Matthew Derby

Re:	GIBO Holdings Limited (CIK No. 0002034520)
Global IBO Group Ltd (CIK No. 0002034047)
Registration Statement on Form F-4 (File No. 333-285183)

Dear Ladies and Gentlemen,

Pursuant Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GIBO Holdings Limited and Global IBO Group Ltd (the “Co-Registrants”) hereby request that the effectiveness of the above-referenced registration statement on Form F-4, as amended (the “F-4 Registration Statement”), be accelerated to, and that the F-4 Registration Statement become effective at 8:00 a.m., Eastern Time on March 12, 2025, or at such later time as the Co-Registrants or their counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

In connection with this request, the Co-Registrants acknowledge their obligations under the Securities Act.

Very truly yours,

GIBO Holdings Limited

By:	/s/ Chun Yen “Dereck” Lim
Name:	Chun Yen “Dereck” Lim
Title:	Director

Global IBO Group Ltd

By:	/s/ Chun Yen “Dereck” Lim
Name:	Chun Yen “Dereck” Lim
Title:	Director

By:	/s/ Kwan Chen “Katrina” Hung
Name:	Kwan Chen “Katrina” Hung
Title:	Director

cc:	Jing Tuang “Zelt” Kueh, Chief Executive Officer, GIBO Holdings Limited
Arila E. Zhou, Esq., Partner, Robinson & Cole LLP
Ze’-ev D. Eiger, Esq., Partner, Robinson & Cole LLP